Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION

OF

INTEGRITY APPLICATIONS, INC.

Integrity Applications, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

1.           The name of this Corporation is Integrity Applications, Inc.

2.           The Certificate of Incorporation (the “Certificate”) of the Corporation was filed with the Secretary of State of Delaware on May 18, 2010.

3.           Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment to Certificate of Incorporation amends the first paragraph of Article IV of the Certificate to read in its entirety as follows:

“The total number of shares of common stock which the Corporation is authorized to issue is 40,000,000 shares, par value $0.001 per share (“Common Stock”), and the total number of shares of preferred stock which the Corporation is authorized to issue is 10,000,000 shares, par value $0.001 per share.

Effective as of 5:00 p.m., Eastern Standard Time, on the date of filing in the office of the Secretary of State of the Delaware of this Certificate of Amendment (the “Effective Time”), each issued and outstanding share of the Corporation’s previously authorized Common Stock (the “Old Stock”), shall thereby and thereupon be reclassified into 2.1363 of a validly issued, fully paid and nonassessable share of Common Stock of the Corporation (the “New Stock”), reflecting a 2.1363 for 1 stock split; provided, however, that no fractional shares shall be issued pursuant to such reclassification and any fractional shares of New Stock which would otherwise be issued pursuant to such reclassification shall be rounded up to one share of New Stock.  Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of New Stock into which the shares of Old Stock represented by such certificate shall have been reclassified hereby; provided, however, that each holder of record of a certificate that represented shares of Old Stock shall receive, upon surrender of such stock certificate, a new certificate evidencing and representing the number of shares of New Stock into which the shares of Old Stock represented by such certificate shall have been reclassified hereby.  No cash will be paid or distributed as a result of the aforementioned split of the Corporation’s Old Stock.”

4.           The foregoing amendment to the Amended Certificate herein certified has been duly adopted by this Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned President of the Corporation has executed this Certificate of Amendment this 21st day of July, 2010.

/s/ Avner Gal
Avner Gal, President